Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
As of the Year Ended December 31, 2018
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT
Pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of
Credit Suisse Securities (USA) LLC and Subsidiaries:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company) as of December 31, 2018, and the related notes, collectively, the consolidated financial statement. In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1989.

New York, New York
March 7, 2019

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2018
(In millions)

ASSETS

Cash and cash equivalents	$	728
Collateralized short-term financings, of which $8,094 is reported at fair value:		
Securities purchased under agreements to resell		20,133
Securities borrowed		22,457
Securities received as collateral, at fair value ($3,960 of which was encumbered)		4,817
Financial instruments owned, at fair value ($1,704 of which was encumbered):		
Debt instruments		10,884
Equity instruments		2,012
Derivative contracts		413
Receivables:		
Customers		14,892
Brokers, dealers and others		6,648
Premises and equipment (net of accumulated depreciation and amortization of $1,016)		658
Goodwill		518
Other assets and deferred amounts, of which $195 is reported at fair value and $182 is from consolidated VIEs		3,292
Total assets	$	87,452

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition (Continued)
December 31, 2018
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	311
Collateralized short-term financings, of which $10,002 is reported at fair value:		
Securities sold under agreements to repurchase		12,583
Securities loaned		2,103
Obligation to return securities received as collateral, at fair value		4,817
Financial instruments sold not yet purchased, at fair value:		
Debt instruments		2,515
Equity instruments		843
Derivative contracts		513
Payables:		
Customers		12,985
Brokers, dealers and others		4,752
Subordinated and other long-term borrowings, of which $93 is reported at fair value and is from consolidated VIEs		30,450
Other liabilities, of which $336 reported at fair value.		4,460
Total liabilities		76,332
Member's equity:		
Member's contributions		12,785
Accumulated loss		(1,496)
Accumulated other comprehensive loss		(169)
Total member's equity		11,120
Total liabilities and member's equity	$	87,452

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2018

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as all Variable Interest Entities ("VIEs") where the Company is the primary beneficiary. See Note 9 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, corporate clients and affiliates. It is an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers.

The accompanying consolidated statement of financial condition have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, the evaluation of variable interest entities, recognition of deferred tax assets, pension liabilities, and tax uncertainties, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates. All material intercompany balances and transactions have been eliminated

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held-for-sale in the ordinary course of business.

.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

1. Organization and Summary of Significant Accounting Policies (Continued)

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads. Repurchase and resale agreements and securities loaned and securities borrowed transactions do not constitute economic sales and are therefore treated as collateralized financing, which are accounted for as financing transactions.

Certain repurchase agreements and resale agreements that primarily represent matched-book activities are fair value elected. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when all of the criteria under US GAAP have been met.

Certain securities loaned and securities borrowed transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned transactions that are cash-collateralized are included in the consolidated statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded at the fair value of the collateral received as securities received as collateral in the consolidated statement of financial condition and a corresponding obligation to return the security is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Fair value measurement and option. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item (e.g., a firm commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. A significant portion of the Company's financial instruments are carried at fair value. See Note 4 for more information.

Derivative contracts. All derivative contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

1. Organization and Summary of Significant Accounting Policies (Continued)

reclaim cash collateral or the obligation to return cash collateral, are reported net. See Note 3 and 6 for more information.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and futures. Securities owned by customers, including those that collateralize margin or similar transactions are held for clients on an agency or fiduciary capacity by the Company, are not assets of the Company and are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, and other non-customer receivables, which are primarily amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations and other non-customer payables, which are primarily amounts related to futures contracts. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Premises and equipment. The Company capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Company depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease. At December 31, 2018, capitalized software and leasehold improvements (net of accumulated depreciation) was $569 million and $89 million, respectively.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Intangible assets that do not have indefinite lives, principally client relationships, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. Based on the results of the Company's year-end annual review, no impairment charge on goodwill or intangible assets was required. See Note 10 for more information.

Other assets and deferred amounts. Other assets and deferred amounts primarily includes interest receivables, other receivables, loans held-for-sale and available-for-sale securities. Loans and securities that are held by VIEs, which were consolidated under US GAAP, are considered held-for-sale and available-for-sale, respectively. The Company elects to record these VIE assets at fair value.

Subordinated and other long-term borrowings. The Company carries long-term borrowings of certain VIEs, principally RMBS and CMBS, which are consolidated under US GAAP at fair value. The Company carries its

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

1. Organization and Summary of Significant Accounting Policies (Continued)

subordinated and long-term borrowings with affiliates on an accrual basis. Subordinated and other long-term borrowings with affiliates are with CS Holdings and CS USA. See Notes 3, 9 and 11 for more information.

Other liabilities. Other liabilities primarily includes deferred compensation accruals, interest payables, intercompany payables, and legal reserves.

Securitization. The Company securitizes primarily residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"). Before recording a securitization as a sale, the Company must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market, vendor prices or the present value of estimated future cash flow valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 9 for more information.

Projected benefit obligation. The Company uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations ("PBO") and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31st. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by the Company's management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases. The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. The expected long-term rate of return on plan assets is determined on a plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy. Health care cost trend rates are determined by reviewing external data and the Company's own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections. The funded status of the Company's defined benefit post-retirement and pension plans is recognized in the consolidated statement of financial condition.

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a modified separate company basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

1. Organization and Summary of Significant Accounting Policies (Continued)

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the consolidated statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset is included in other assets and deferred amounts in the consolidated statement of financial condition. The federal deferred tax asset is effectively settled as part of the intercompany settlements. See Note 18 for more information.

The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note 18.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 820 - Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, "Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), an update to ASC Topic 820 - Fair Value Measurement. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Company early adopted the removed disclosures and certain modified disclosures upon issuance of ASU 2018-13. As these amendments relate to disclosures, the adoption did not have an impact on the Company's consolidated statement of financial condition. The Company is currently evaluating the impact of the adoption of the remaining amendments in ASU 2018-13.

ASC Topic 825 - Financial Instruments - Overall

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), an update to ASC Topic 825 - Financial Instruments - Overall. The amendments in ASU 2016-01 addressed certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affected the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 was effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. Early adoption of the full standard was not permitted, however, certain sections of ASU 2016-01 relating to fair value option elected financial liabilities could be early adopted in isolation. The amendments to ASU 2016-01 required the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income. The Company adopted ASU 2016-01 on January 1, 2018 using the modified retrospective approach. The adoption of ASU 2016-01 did not have an impact on the Company's consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

1. **Organization and Summary of Significant Accounting Policies (Continued)**

    STANDARDS TO BE ADOPTED IN FUTURE PERIODS

    ASC Topic 815 - Derivatives and Hedging

    In August 2017, the FASB issued ASU 2017-12, "Targeted Improvements to Accounting for Hedging Activities" ("ASU 2017-12"), an update to ASC Topic 815 - Derivatives and Hedging. ASU 2017-12 makes changes to the hedge accounting model intended to facilitate financial reporting that more closely reflects an entity's risk management activities and to simplify the application of hedge accounting. The amendments in ASU 2017-12 provide more hedging strategies that will be eligible for hedge accounting, ease the documentation and effectiveness assessment requirements and result in changes to the presentation and disclosure requirements of hedge accounting activities.

    ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2018, and for interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, was permitted. The adoption of ASU 2017-12 on January 1, 2019 did not have an impact on the Company's consolidated statement of financial condition.

    In October 2018, the FASB issued ASU 2018-16, "Inclusion of the Secured Overnight Financing Rate ("SOFR") Overnight Index Swap ("OIS") Rate as a Benchmark Interest Rate for Hedge Accounting Purposes" (ASU 2018-16), an update to ASC Topic 815 - Derivatives and Hedging. ASU 2018-16 permits the use of the OIS rate based on the SOFR as a US benchmark interest rate for hedge accounting purposes and is effective for the Company on January 1, 2019. The adoption of ASU 2018-16 on January 1, 2019 did not have an impact on the Company's consolidated statement of financial condition.

    ASC Topic 326 - Financial Instruments - Credit Losses

    In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), creating ASC Topic 326 - Financial Instruments - Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early adoption is permitted for annual reporting periods and for the interim periods within those annual reporting periods, beginning after December 15, 2018; however, the Company does not intend to early adopt ASU 2016-13.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

1. Organization and Summary of Significant Accounting Policies (Continued)

The Company has established a cross-functional implementation team and governance structure for the project. The Company has decided on a current expected credit loss ("CECL") methodology while it is adjusting for key interpretive issues and monitoring the FASB's ongoing accounting standards development. Furthermore, the Company will continue to monitor the initial scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.

As the implementation progresses, the Company will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 and its subsequent amendment on the Company's consolidated statement of financial condition.

ASC Topic 350 - Intangibles - Goodwill and Other

In August 2018, the FASB issued ASU 2018-15, "Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract" (ASU 2018-15), an update to ASC Subtopic 350-40 - Intangibles - Goodwill and Other - Internal-Use Software. The amendments in ASU 2018-15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods and can be applied either retrospectively or prospectively. Early adoption, including adoption in an interim period, is permitted. The Company is currently evaluating the impact of the adoption of ASU 2018-15 on the Company's consolidated statement of financial condition.

2. Restructuring

In connection with the strategic review of CSG, the Company recorded a restructuring provision for the year ended December 31, 2018 as set forth in the following table:

	December 31, 2018
Restructuring provision	**(In millions)**
Severance expenses	$ 108
Other operating expenses	101
Total restructuring provision (included in other liabilities)	**$ 209**

3. Fair Value of Financial Instruments

Fair Value Measurement

A significant portion of the Company's financial instruments are carried at fair value. Deterioration of the financial markets could significantly impact the fair value of these financial instruments. The fair value

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3. Fair Value of Financial Instruments (Continued)

of the majority of the Company's financial instruments is based on quoted prices in active markets or observable inputs. These instruments primarily include U.S. government securities, most investment grade corporate debt, certain high yield debt securities, exchange traded and certain over-the-counter ("OTC") derivative instruments, certain mortgage-backed and asset-backed securities, resale agreements and securities borrowed transactions, repurchase agreements and securities loaned transactions, listed equity securities, loans held-for-sale, and available-for-sale securities.

In addition, the Company holds financial instruments for which no prices are available, and/or which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments primarily include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain equity securities, certain CDOs, certain mortgage-backed and asset-backed securities, certain loans held-for-sale, certain available-for-sale securities held by VIEs and other liabilities.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3. **Fair Value of Financial Instruments (Continued)**

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

Fair value of assets and liabilities

December 31, 2018	Level 1	Level 2	Level 3	Total at fair value
Assets		(In millions)		
Resale agreements and securities borrowed transactions	$ —	$ 8,094	$ —	$ 8,094
Securities received as collateral:				
Debt instruments	3,458	—	—	3,458
Equity instruments	1,354	4	1	1,359
Total securities received as collateral	4,812	4	1	4,817
Financial instruments owned:				
Debt instruments:				
US federal government	847	—	—	847
Commercial mortgage-backed securities (CMBS)	—	2,751	46	2,797
Corporates	—	3,532	12	3,544
Foreign government	—	20	—	20
Other collateralized debt obligations (CDO)	—	1,146	96	1,242
Residential mortgage-backed securities (RMBS)	—	2,190	244	2,434
Total debt instruments	847	9,639	398	10,884
Equity instruments	1,867	95	50	2,012
Derivative contracts:				
Interest rate products	1,340	33	—	1,373
Foreign exchange products	—	6	—	6
Equity/index-related products	34	5	1	40
Credit products	—	5	—	5
Netting(1)				(1,011)
Total derivative contracts	1,374	49	1	413
Other assets:				
Loans held-for-sale	—	92	1	93
Available-for-sale securities	—	24	66	90
Other	—	—	12	12
Total other assets	—	116	79	195
Total assets at fair value	$ 8,900	$ 17,997	$ 529	$ 26,415

(1) Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3.   Fair Value of Financial Instruments (Continued)

December 31, 2018	Level 1	Level 2	Level 3	Total at fair value
Liabilities		(In millions)		
Repurchase agreements and securities loaned				
transactions	$ —	$ 10,002	$ —	$ 10,002
Obligation to return securities received as collateral:				
Debt instruments..	3,458	—	—	3,458
Equity instruments	1,354	4	1	1,359
Total obligation to return securities received as collateral	4,812	4	1	4,817
Financial instruments owned:				
Debt instruments:				
US federal government...	469	—	—	469
Corporates...	—	2,028	9	2,037
Foreign government...	—	6	—	6
Residential mortgage-backed securities (RMBS)........................	—	3	—	3
Total debt instruments...	469	2,037	9	2,515
Equity instruments	842	—	1	843
Derivative contracts:				
Interest rate products	1,359	15	—	1,374
Foreign exchange products.....................................	—	10	—	10
Equity/index-related products	103	1	—	104
Credit products	—	78	2	80
Netting(1)...				(1,055)
Total derivative contracts.................................	1,462	104	2	513
Subordinated and other long-term borrowings..............................	—	92	1	93
Other liabilities...	—	17	319	336
Total liabilities at fair value..	$ 7,585	$ 12,256	$ 333	$ 19,119

_____

(1)   Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3.   **Fair Value of Financial Instruments (Continued)**

Qualitative Disclosures of Valuation Techniques

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross - functional pricing model review. Through this framework, the Company concludes on the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques and valuation adjustments.

The results of these meetings are aggregated for presentation to CSG's Valuation and Risk Management Committee ("VARMC") and the CSG Audit Committee. The VARMC, which is comprised of Executive Board members of CSG and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Company. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between Front Office and Product Control, wherein the Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3. Fair Value of Financial Instruments (Continued)

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

CSG performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in unobservable inputs, should be read in conjunction with the quantitative disclosures of valuation techniques table.

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Securities borrowed and securities loaned are measured at fair value and are included in level 2 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are measured at fair value using the methods outlined below for "debt instruments" and "equity instruments."

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3.   **Fair Value of Financial Instruments (Continued)**

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. The significant unobservable input is market comparable price. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates, discount rates, earnings before income tax, depreciation and amortization ("EBITDA") multiples and equity market volatility.

CMBS, RMBS and other CDO securities

Fair values of RMBS, CMBS and other CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Generally, the fair values of RMBS, CMBS and other CDOs are valued using observable pricing sources. Fair values of RMBS, CMBS and other CDO for which there are no significant observable inputs are valued using price that is derived. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, usage of a price from a similar but not exact instrument, or usage of a price from an indicative quote. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

For some structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management's own assumptions about how market participants would price the asset. Collateralized debt, bonds and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on either prices of comparable securities observed in the market or discounted cash flows.

Equity instruments

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Level 2 and level 3 equities include equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include EBITDA multiples.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3. Fair Value of Financial Instruments (Continued)

Derivative contracts

Derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy. See Note 6 for more information.

The fair values of OTC derivatives are determined on the basis of industry standard models. The model uses various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Other assets

The Company's other assets include loans held-for-sale and available-for-sale securities held by VIE's that are used to back the securities issued by the VIEs. The fair value of loans held-for-sale from VIEs are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. Fair value of available-for-sale securities are determined similar to RMBS securities referenced above.

Subordinated and other long-term borrowings

The Company's subordinated and other long-term borrowings include the long-term borrowings in VIEs that were consolidated. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for subordinated and other long-term borrowings is price.

Other liabilities

Included in other liabilities are Contingent Capital Awards ("CCAs") and other deferred compensation plans, which are measured at fair value using the discounted cash flow method. The value of the CCAs liabilities are based on CSG's referenced contingent convertible ("coco") instruments. The significant unobservable input is credit spread.

3.   Fair Value of Financial Instruments (Continued)

Sensitivity of fair value measurements to changes in significant unobservable inputs

For level 3 assets with a significant unobservable input of price, prepayment rate and EBITDA multiple, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, discount rate, loss severity, and credit spread, in general, an increase in the significant unobservable input would decrease the fair value. An increase in the related significant unobservable input for level 3 liabilities would have the inverse impact on fair value.

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for material level 3 assets and liabilities by the related valuation technique.

December 31, 2018 Assets	Fair Value (In millions)	Valuation Technique	Unobservable Input	Minimum Value	Maximum Value	Weighted Average
Debt instruments:						
Other CDOs	96	Discounted cash flow	Default rate, in %	0.0%	11.5%	2.4%
			Discount rate, in %	1.2%	14.7%	7.7%
			Loss severity, in %	0.0%	100.0%	35.0%
			Prepayment rate, in %	0.0%	40.0%	14.0%
Residential mortgage backed	244	Discounted cash flow	Default rate, in %	0.0%	8.0%	2.8%
			Discount rate, in %	1.0%	26.0%	7.6%
			Loss severity, in %	15.0%	100.0%	63.2%
			Prepayment rate, in %	1.0%	20.0%	7.8%
Equity instruments	50	Discounted cash flow	EBITDA multiple	2	8	6
Other assets: Available-for-sale securities	66	Discounted cash flow	Default rate, in %	0.0%	6.0%	3.1%
			Discount rate, in %	5.6%	27.2%	10.5%
			Loss severity, in %	0.0%	95.0%	57.4%
			Prepayment rate, in %	4.0%	7.0%	5.5%
Liabilities						
Other liabilities	319	Discounted cash flow	Credit spread, in bps	524	620	557

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3. Fair Value of Financial Instruments (Continued)

Qualitative discussion of the ranges of significant unobservable inputs

The following sections provide further information about the ranges of significant unobservable inputs included in the table above. The level of aggregation and diversity within the financial instruments disclosed in the table above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate. The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. For example, two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity. For financial instruments backed by residential real estate or other assets, diversity within the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates to collateral with a greater risk of default.

Prepayment rate. Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g. fixed or floating) of interest rate being paid by the borrower.

Fair Value Option

The Company elected fair value for certain of its financial statement captions as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: The Company has elected to account for matched book repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value.

Other assets: Included in other assets are the loans held-for-sale and available-for-sale securities from VIEs, whose fair value is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3. **Fair Value of Financial Instruments (Continued)**

Subordinated and other long-term borrowings: Subordinated and other long-term borrowings include long-term borrowings of VIEs that were consolidated. The Company has elected to account for these transactions at fair value. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

The fair value election was made for the above financial statement captions as these activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes.

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2018	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
	(In millions)		
Resale agreements and securities-borrowed transactions .... $	8,094 $	8,029 $	65
Other assets - Loans held-for-sale	93	97	(4)
Repurchase agreements and securities-lending transactions	10,002	10,002	—
Subordinated and other long-term borrowings	93	388	(295)

In the ordinary course of business, the Company receives collateral in connection with its resale agreements and securities borrowed transactions and generally repledges the collateral received in connection with its repurchase agreements and securities lending transactions. As a result of the collateralized nature of these transactions, credit risk does not have an impact on fair value. For loans held-for-sale, available-for-sale securities, and subordinated and other long-term borrowings, the credit risk does not impact fair value because the debt holders of the consolidated VIEs have recourse to the assets in these consolidated VIEs and not to the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

3. Fair Value of Financial Instruments (Continued)

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated statement of financial condition. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations, along with receivables and payables with customers and brokers, dealers and others with an expected maturity of less than one year.

December 31, 2018	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial Assets			(In millions)		
Cash and cash equivalents	$ 728	$ 728	$ —	$ —	$ 728
Resale agreements and securities borrowed transactions	34,496	—	34,496	—	34,496
Other assets and deferred amounts	2,922	—	2,898	24	2,922
Total financial assets	$ 38,146	$ 728	$ 37,394	$ 24	$ 38,146
Financial Liabilities					
Short-term borrowings (1)	$ 311	$ 48	$ 263	$ —	$ 311
Repurchase agreements and securities loaned transactions	4,684	—	4,684	—	4,684
Subordinated and other long-term borrowings	30,357	—	32,719	—	32,719
Other liabilities	3,296	—	3,296	—	3,296
Total financial liabilities	$ 38,648	$ 48	$ 40,962	$ —	$ 41,010

_____

(1) Amounts in Level 1 relate to cash overdrafts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

4. Related Party Transactions

In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2018:

ASSETS

	(In millions)
Cash and cash equivalents	$ 271
Securities purchased under agreements to resell	17,698
Securities borrowed	7,546
Securities received as collateral	4,817
Debt instruments (included in Financial instruments owned)	543
Derivative contracts (included in Financial instruments owned)	1
Receivables from customers	506
Receivables from brokers, dealers and others	113
Net deferred tax asset (included in Other assets and deferred amounts)	147
Intercompany receivables (included in Other assets and deferred amounts)	1,418
Total assets	$ 33,060

LIABILITIES

Short-term borrowings	$ 265
Securities sold under agreements to repurchase	8,383
Securities loaned	1,565
Obligation to return securities received as collateral	4,817
Debt instruments (included in Financial instruments sold not yet purchased)	40
Derivative contracts (included in Financial instruments sold not yet purchased)	2
Payables to customers	692
Payables to brokers, dealers and others	4,030
Subordinated and other long-term borrowings	30,357
Taxes payable (included in Other liabilities)	433
Intercompany payables (included in Other liabilities)	1,181
Total liabilities	$ 51,765

The Company has certain foreign affiliates holding customer securities pursuant to the applicable SEC rules.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

4. Related Party Transactions (Continued)

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. The Company purchases shares directly from CSG to satisfy these awards. For the year ended December 31, 2018, the Company decreased its paid-in-capital by $113 million, which consisted of accruals for share award obligations, the purchases of shares for delivery to employees including realized mark-to-market gains (losses) on these shares at delivery date and dividend equivalents.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 18 for more information.

5. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2018 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades, net	$ 1,218	$ —
Fails to deliver/fails to receive	1,723	2,074
Omnibus receivables/payables	272	—
Receivables from/payables to clearing organizations	3,433	11
Other non-customer receivables/payables	—	2,667
Other	2	—
Total	$ 6,648	$ 4,752

The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

6. Derivative Contracts

Derivatives are generally standard contracts transacted through regulated exchanges. The Company uses derivative contracts for trading, to provide products for clients and economic hedging purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, and futures.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

6.   Derivative Contracts (Continued)

Options

The Company performs market making activities for option contracts specifically designed to meet customer needs or for economic hedging purposes. Most options do not expose the Company to credit risk because they are primarily exchange traded options, except for credit options. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. government and agencies and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically settled through the Fixed Income Clearing Corporation ("FICC").

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company reviews the credit worthiness of specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of interest rate, equity, and credit default swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Total return swaps are contractual agreements where one counterparty agrees to pay the other counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows such as the London Interbank Offered Rate ("LIBOR"). Swaps are reported at fair value.

6. Derivative Contracts (Continued)

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

	Notional amount	Positive replacement value	Negative replacement value
December 31, 2018		**(In millions)**	
Forwards ....$	232,888 $	1,372 $	1,370
Futures	1,485	—	—
Options bought and sold (exchange traded)	5,120	1	4
Interest rate products.................................	239,493	1,373	1,374
Forwards	5,911	6	10
Foreign exchange products	5,911	6	10
Forwards	163	5	82
Futures	1,311	—	—
Options bought and sold (exchange traded)	4,816	35	22
Equity/index-related products	6,290	40	104
Swaps sold..	3	—	—
Swaps purchased..	4,304	1	80
Swaptions purchased	4,350	4	—
Credit products..	8,657	5	80
Total gross derivative contracts ....$	260,351 $	1,424 $	1,568
Impact of counterparty netting (1)..............................	—	(989)	(989)
Impact of cash collateral netting (1)............................	—	(22)	(66)
Total derivative contracts (1)................................$	260,351 $	413 $	513

(1) Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment for counterparty and cash collateral netting.

These financial instruments are included as derivative contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

6.   **Derivative Contracts (Continued)**

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. CSG uses a value at risk ("VaR") and economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, CSG holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. CSG specifically risk manages its trading positions with regards to market and credit risk. For market risk the Company uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios. As the hedges are recorded at the CSG level, there would be no impact on the financial results of the Company.

The principal risk management measurement methodology for financial instruments owned accounted for at fair value is value at risk. To mitigate the credit risk on these products and to transfer the risk into the capital markets, securities and cash are held as collateral.

Credit derivatives

Included in the table above 'Fair value of derivative instruments' are credit derivatives which are contractual agreements in which the buyer generally pays a periodic fee in exchange for a contingent payment following a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

From time to time the Company enters into credit derivative contracts in the normal course of business by buying protection. The Company purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of other cash positions. These referenced instruments can form a single item or be combined on a portfolio or multiname basis.

The credit derivatives most commonly transacted by the Company are CDS and credit swaptions. CDSs are contractual agreements by which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Company would be required to make as a result of credit risk-related events. The Company believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between credit protection sold and the recourse it holds in the value of the underlying assets.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

6. Derivative Contracts (Continued)

To reflect the quality of the credit risk of the underlying, the Company assigns an internally generated rating. Internal ratings are assigned by experienced credit analysts, based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and the relative importance of them, are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

As of December 31, 2018, 34% of the notional amount of credit protection purchased by the Company was with an affiliate and 100% of the notional amount of credit protection sold by the Company was with a third party.

The fair values of credit protection sold reflect payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The Company's credit derivative exposure for the year ended December 31, 2018 was as follows:

	Credit Derivative Exposures				
December 31, 2018	**Credit protection sold**	**Credit protection purchased[1]**	**Net Credit protection (sold)/ purchased**	**Other protection purchased**	**Fair value of credit protection sold**
	(In millions)				
Single name instruments					
Investment grade	$ —	$ —	$ —	$ 48	$ —
Non-investment grade	(3)	85	82	4,171	—
Total single name instruments	$ (3)	$ 85	$ 82	$ 4,219	$ —
of which non-sovereign	(3)	85	82	4,219	—
Multiname instruments					
Investment grade	$ —	$ —	$ —	$ 2,900	$ —
Non-investment grade	—	—	—	1,450	—
Total multiname instruments	$ —	$ —	$ —	$ 4,350	$ —
of which non-sovereign	—	—	—	4,350	—
Total instruments	**(3)**	**85**	**82**	**8,569**	**—**

The maturity and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

6. Derivative Contracts (Continued)

The maximum potential amount of future payments that the Company would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection as of December 31, 2018 is $3 million, which would be payable in less than 1 year.

7. Assets Assigned and Pledged

The Company pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated statement of financial condition. The Company receives cash and securities in connection with resale agreements, securities borrowing and loans and margined broker loans. A substantial portion of the collateral and securities received by the Company were sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowing or loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2018:

	December 31, 2018
	(In millions)
Total assets pledged or assigned as collateral by the Company ....$	11,789
of which was encumbered	5,664
Fair value of the collateral received by the Company with the right to sell or repledge	91,659
of which was sold or repledged..	49,322

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

8. **Offsetting of Financial Assets and Financial Liabilities**

The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's consolidated statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's consolidated statement of financial condition. Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives

The Company primarily transacts its derivatives with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Derivative assets	Derivative liabilities
As of December 31, 2018	(In millions)	
OTC-cleared	$ 1,219	$ 1,084
OTC	18	16
Exchange-traded	1	4
Interest rate products	1,238	1,104
OTC	6	10
Foreign exchange products	6	10
OTC	1	—
Exchange-traded	35	22
Equity/index-related products	36	22
OTC-cleared	1	26
OTC	4	54
Credit products	5	80
OTC-cleared	1,220	1,110
OTC	29	80
Exchange-traded	36	26
Total gross derivative contracts subject to enforceable MNA	1,285	1,216
of which OTC-cleared	(981)	(1,026)
of which OTC	(9)	(8)
of which exchange-traded	(21)	(21)
Offsetting	(1,011)	(1,055)
of which OTC-cleared	239	84
of which OTC	20	72
of which exchange-traded	15	5
Total net derivatives subject to enforceable MNA	274	161
Total derivatives not subject to enforceable MNA (1)	139	352
Total net derivatives presented in the consolidated statement of financial condition	$ 413	$ 513

_____

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

8. **Offsetting of Financial Assets and Financial Liabilities (Continued)**

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions

Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment.

Transactions under such agreements are netted in the consolidated statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e. on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated statement of financial condition if they meet the same right of setoff criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated statement of financial condition.

Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2018. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

8. **Offsetting of Financial Assets and Financial Liabilities (Continued)**

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2018		(In millions)	
Securities purchased under resale agreements	$ 26,522	$ (6,617)	$ 19,905
Securities borrowing transactions	11,792	(1,596)	10,196
Total subject to enforceable MNA	38,314	(8,213)	30,101
Total not subject to enforceable MNA (1)	12,489	—	12,489
Total (2)	$ 50,803	$ (8,213)	$ 42,590

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.
(2) $8,094 million of the total net amount of securities purchased under resale agreements and securities borrowing transactions are reported at fair value.

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2018		(In millions)	
Securities sold under repurchase agreements	$ 20,729	$ (8,213)	$ 12,516
Securities lending transactions	1,650	—	1,650
Obligation to return securities received as collateral, at fair value	4,817	—	4,817
Total subject to enforceable MNA	27,196	(8,213)	18,983
Total not subject to enforceable MNA (1)	520	—	520
Total	$ 27,716	$ (8,213)	$ 19,503
of which securities sold under repurchase agreements and securities lending transactions (2)	$ 22,899	$ (8,213)	14,686
of which obligation to return securities received as collateral, at fair value	4,817	—	4,817

(1) Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.
(2) $10,002 million of the total net amount of securities sold under repurchase agreements and securities lending transactions are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Amount not offset in the consolidated statement of financial condition

The following table presents the net amount presented in the consolidated statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated statement of financial condition. The table excludes derivatives, reverse repurchase and repurchase agreements and securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments [1]	Cash collateral received/ pledged [1]	Net exposure
December 31, 2018		(In millions)		
Financial assets subject to enforceable MNA				
Derivative contracts	$ 274	$ —	$ —	$ 274
Securities purchased under resale agreements	19,905	19,905	—	—
Securities borrowing transactions	10,196	9,907	—	289
Total financial assets subject to enforceable MNA	$ 30,375	$ 29,812	$ —	$ 563
Financial liabilities subject to enforceable MNA				
Derivative contracts	$ 161	$ —	$ —	$ 161
Securities sold under repurchase agreements	12,516	12,516	—	—
Securities lending transactions	1,650	1,427	—	223
Obligation to return securities received as collateral, at fair value	4,817	4,817	—	—
Total financial liabilities subject to enforceable MNA	$ 19,144	$ 18,760	$ —	$ 384

_____

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated statement of financial condition and therefore any over-collateralization of these positions is not included.

9. Transfers of Financial Assets and Variable Interest Entities

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPEs assets from creditors or other entities, including the Company. The principal uses of SPEs are to obtain liquidity by transferring certain Company financial assets and to create investment products for clients. SPEs typically qualify as VIEs. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities' classification.

The majority of the Company's securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE's issuance of debt instruments. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Company's consolidated statement of financial condition, unless either the Company sold the assets to the entity and the criteria under US GAAP for sale accounting was not met or the Company consolidates the SPE.

The Company purchases RMBS, CMBS, and other debt securities for the purpose of securitization and sells these securities to SPEs. These SPEs issue RMBS, CMBS and other CDOs that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs unless a third-party guarantee has been received to further enhance the credit worthiness of the assets. The investors and the SPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

Re-securitizations comprised a portion of the Company's deal volume within its RMBS securitization business during the year ended December 31, 2018. In these transactions, certificates from existing RMBS securitizations are pooled and transferred into separate securitization trusts, which then issue new certificates. Re-securitizations are carried out to meet specific investor needs.

Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

When the Company transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, recourse and guarantee arrangements and beneficial interests (i.e., the rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid-

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

through" and residual interests, whether in the form of debt or equity) as recorded on the Company's consolidated statement of financial condition at fair value. The carrying value and maximum exposure as of December 31, 2018 resulting from agreements to provide support to SPEs is included in the section titled 'Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition at fair value.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

The following table provides the outstanding principal balance of assets to which the Company continues to be exposed/has continuing involvement with after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2018, regardless of when the transfer of assets occurred.

	For the year ended December 31, 2018		
	RMBS	**CMBS**	**CDO**
	(In millions)		
Principal amount outstanding (1) ....$	14,707 $	10,227 $	531
Total assets of SPE..	15,709	10,227	531

_____

(1) Principal amount outstanding relates to assets transferred from the Company and does not include principal amounts for assets transferred from third parties.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9.   Transfers of Financial Assets and Variable Interest Entities (Continued)

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the inherent risks.

Key economic assumptions used in measuring the fair value of beneficial interests at the time of transfer during the year ended December 31, 2018

	For the year ended December 31, 2018	
	RMBS	CMBS
	(Dollars in millions)	
Fair value of assets ....$	3,247 $	668
of which level 1	—	—
of which level 2	3,135	646
of which level 3	112	22
Weighted-average life, in years..	7.9	6.7
Prepayment speed assumption (rate per annum), in %	5.5% - 13.5%	15%
Cash flow discount rate (rate per annum), in %...............................	3.0% - 13.6%	3.6% - 9.8%
Expected credit losses (rate per annum), in %.................................	0% - 6.6%	0%

---

(1)   To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenance.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

The table below provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2018:

	As of December 31, 2018	
	RMBS	CMBS (1)
	(Dollars in millions)	
Fair value of assets and liabilities ....$	2,012 $	650
of which non-investment grade ....$	193 $	—
Weighted-average life, in years..	8.2	5.9
Prepayment speed assumption (rate per annum), in %	5.7% - 20%	0.0% - 15%
Impact on fair value from 10% adverse change ....$	(25) $	(5)
Impact on fair value from 20% adverse change ....$	(49) $	(9)
Cash flow discount rate (rate per annum), in %....................................	2.7% - 23.4%	3.3% - 14.4%
Impact on fair value from 10% adverse change ....$	(55) $	(13)
Impact on fair value from 20% adverse change ....$	(108) $	(26)
Expected credit losses (rate per annum), in %.....................................	0.0% - 20.9%	0.0%
Impact on fair value from 10% adverse change ....$	(26) $	(5)
Impact on fair value from 20% adverse change ....$	(51) $	(10)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Securities sold under repurchase agreements and lending transactions accounted for as secured borrowings

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset backed securities, equity securities and other collateral and have terms ranging from overnight to a longer or unspecified period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2018.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2018
	(In millions)
Government debt securities	$ 16,175
Corporate debt securities	3,373
Asset-backed securities	1,063
Other	185
Securities sold under repurchase agreements	20,796
Government debt securities	1
Corporate debt securities	155
Equity securities	1,939
Other	8
Securities lending transactions	2,103
Corporate debt securities	21
Equity securities	4,771
Other	25
Obligation to return securities received as collateral, at fair value	4,817
Total	$ 27,716

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

As of December 31, 2018	On demand [1]	Remaining contractual maturities			Total
		Up to 30 days [2]	30 to 90 days	More than 90 days	
Securities sold under repurchase agreements........ $	2,065	$ 13,095	$ 3,847	$ 1,789	$ 20,796
Securities lending transactions.............................	1,459	212	6	426	2,103
Obligation to return securities received................					
as collateral, at fair value.................................	4,817	—	—	—	4,817
Total .... $	8,341	$ 13,307	$ 3,853	$ 2,215	$ 27,716

_____

(1)   Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

(2)   Includes overnight transactions.

Refer to "Note 8 – Offsetting of financial assets and financial liabilities" for a reconciliation of gross amounts of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral to the net amounts disclosed in the consolidated statement of financial condition.

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company, unrelated third parties or clients. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. In addition, determination of the primary beneficiary must be re-evaluated on an on-going basis.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure. Any interests held in the VIE by third parties, even though consolidated by the Company, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments owned and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

    Collateralized Debt Obligations

    The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Company may act as underwriter or placement agent and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Company purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

    Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this power role is more difficult to analyze and may be the sponsor of the entity or the credit default swap ("CDS") counterparty. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The CDO entities may have actively managed (open) portfolios or static (closed) portfolios.

    The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

    The Company's exposure in these CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Company has been deemed to have power over the entity and its interests in the entity are potentially significant, the Company is not the primary beneficiary of the vehicle and does not consolidate the entity. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

    Financial Intermediation

    The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Securitizations

In its financial intermediation activities, the Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it has holdings stemming from its role as underwriter and an affiliate is the servicer.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company.

Consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Consolidated VIEs where the Company was the primary beneficiary

	Financial Intermediation Securitization
December 31, 2018	(In millions)
Total assets of consolidated VIEs by asset type	
Other assets	$ 182
Total assets	182
Liabilities	
Subordinated and other long-term borrowings	93
Total liabilities	$ 93

The assets and liabilities in the table above are presented net of intercompany eliminations.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

Non-consolidated VIEs

The non-consolidated VIE tables provide the carrying amounts and classification of the assets of variable interests recorded in the consolidated statement of financial position, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Company (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Company in connection with guarantees or derivatives.

Non-consolidated VIE assets are VIEs with which the Company has variable interests. These amounts are typically unrelated to the exposure the Company has with the entity and thus are not amounts that are considered for risk management purposes.

December 31, 2018	Financial Intermediation		
	CDOs	Securitizations	Total
	(In millions)		
Financial instruments owned	$ 9	$ 1,355	$ 1,364
Net loans	—	7	7
Other assets	—	4	4
Total variable interest assets	9	1,366	1,375
Maximum exposure to loss	9	1,366	1,375
Non-consolidated VIE assets	$ 1,348	$ 96,678	$ 98,026

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

10. Goodwill and Identifiable Intangible Assets

As of December 31, 2018, the Company had $518 million of goodwill in the consolidated statement of financial condition. Goodwill is the cost of an acquired company in excess of the fair value of net assets at the acquisition date.

As of December 31, 2018, the Company had indefinite-lived intangible assets of $17 million, which are included in other assets and deferred amounts in the consolidated statement of financial condition.

11. Borrowings

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, LIBOR or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2018, the Company had $311 million in short-term borrowings, which predominately includes short-term borrowings from affiliates and has a weighted average interest rate of 3.8%. As of December 31, 2018, there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2018, the Company's outstanding subordinated and long–term borrowings were as follows:

	(In millions)
Subordinated debt agreement, 3 month LIBOR plus 205 bps, due in 2032 (1) ....$	2,500
Subordinated debt agreement, 3 month LIBOR plus 210 bps, due in 2033 (1)	2,500
Equity subordinated debt, 3 month LIBOR plus 210 bps, due in 2034 (1).....................................	2,500
Other long-term borrowings 0.0%-10.7%, due various dates through 2062 (2)...............................	93
Long-term borrowings from affiliate 2.4%-4.8%, due various dates through 2027.........................	22,857
Total subordinated and other long-term borrowings ....$	30,450

---

(1) The weighted average effective interest rate for these subordinated borrowings as of December 31, 2018 was 5.0%.
(2) Other long-term borrowings represent the long-term borrowings in those VIEs consolidated under US GAAP.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

11. Borrowings (Continued)

The following table sets forth scheduled maturities of all long-term borrowings as of December 31, 2018:

	(In millions)
2020	$ 3,857
2022	4,000
2023	2,000
Thereafter	20,593
Total	$ 30,450

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

12. Guarantees and Commitments

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

12. Guarantees and Commitments (Continued)

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other Commitments

The following table sets forth the Company's commitments, including the current portion as of December 31, 2018:

	Commitment Expiration Per Period				
	Less than 1 year	**1-3 years**	**4-5 years**	**Over 5 years**	**Total commitments**
			(In millions)		
Unfunded lending commitments........................	$ —	$ —	$ —	$ 9	$ 9
Total commitments	$ —	$ —	$ —	$ 9	$ 9

_____

(1)   Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

13. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

13. Concentrations of Credit Risk (Continued)

its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. The Company deals with a broad range of counterparties across different industries however there is a high volume of transactions with financial services companies such as brokers and dealers, commercial banks, clearing houses, exchanges and investment funds. As a result the Company has credit concentration with respect to these counterparties. Provisions of the Dodd-Frank Act have led to increased trading activity through clearing houses, central agents or exchanges, which has increased our concentration of risk with respect to these entities.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

14. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2018, the Company's net capital of approximately $9.6 billion which was in excess of the CFTC's minimum requirement by approximately $8.4 billion.

15. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company did not have any U.S. Treasury securities as of December 31, 2018, subject to segregation in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

15. Cash and Securities Segregated Under Federal and Other Regulations (Continued)

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers ("PAB") pursuant to SEC Rule 15c3-3. As of December 31, 2018, the Company segregated U.S. Treasury securities with a market value of $2.7 billion in a special reserve bank account to meet the PAB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2018, $7.1 billion of cash and $2.2 billion of securities aggregating $9.3 billion were segregated in separate accounts exclusively for the benefit of customers.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(F) under the Commodity Exchange Act. As of December 31, 2018, $7.9 billion of cash and $2.8 billion of securities aggregating $10.7 billion were segregated in separate accounts exclusively for the benefit of cleared swaps customers.

16. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. The Share Plan provides for share awards to be granted to certain employees based on the fair market value of CSG shares at the time of grant and discounted for expected dividends, where applicable. While share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting.

Share Awards

Phantom Share Awards

Phantom Share awards granted in February 2018 are similar to those granted in February 2017. Each share award granted entitles the holder of the award to receive one CSG share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the shares is solely dependent on the CSG share price at time of delivery.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

16. Share-Based Compensation and Other Benefits (Continued)

The Company's share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These share awards entitle the holder to receive one CSG share, are subject to continued employment, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

Performance Share Awards

Certain employees received a portion of their deferred variable compensation in the form of performance share awards ("PSAs"). PSAs are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.

Performance share awards granted from 2016 are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2018, or a negative CSG return on equity, whichever results in a larger adjustment. For employees in Corporate Functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative CSG ROE and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the CSG Compensation Committee's determination for the year in which the performance shares are granted.

There was no negative adjustment applied to performance share awards granted in 2018 or in previous years as the 2018 divisional adjusted results and adjusted ROE of CSG were both positive.

Contingent Capital Share Awards

In March 2016, CSG executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective CCA (see Contingent Capital Awards under Cash Awards for more information) into Contingent Capital share awards ("Eq CCA") at a conversion price of $15.02. CCA holders elected to convert $94 million of their CCA into Contingent Capital share awards during the election period. This fair value represented an approximate conversion rate of 15%. Each Contingent Capital share award had a grant-date fair value of $14.90 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original CCA.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

16. Share-Based Compensation and Other Benefits (Continued)

The following table presents the share awards activities for each of the three plans described above for the year ended December 31, 2018:

	Number of share awards		
	Phantom	PSA	Eq CCA
	(In millions)		
Outstanding as of January 1, 2018...	34	24	3
Granted...	16	11	—
Settled	(16)	(12)	(2)
Forfeited	(2)	(1)	—
Transferred...	(1)	—	—
Outstanding as of December 31, 2018...................................	31	22	1

The weighted-average fair value of the Phantom Share awards granted during the year ended December 31, 2018 was $18.30. The weighted-average fair value of PSA share awards granted during the year ended December 31, 2018 was $18.42.

Contingent Capital Awards

Contingent Capital Awards ("CCA") were granted in February 2018, February 2017, January 2016, 2015 and 2014 to certain employees as part of the 2017, 2016, 2015, 2014 and 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by CSG in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to certain employees, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination:

- CCA granted in 2018, 2017, 2016, 2015 and 2014 that are denominated in US dollars and vest three, five and seven years from the date of grant receive interest rate equivalents at a rate of 3.05%, 4.27%, 5.41%, 5.75% and 5.33%, respectively, per annum over the six-month US dollar London Interbank Offered Rate ("LIBOR");
- CCA granted in 2018, 2017, 2016, 2015 and 2014 that are denominated in Swiss francs and vest three years from the date of grant receive interest rate equivalents at a rate of 2.24%, 3.17%, 4.23%, 4.85% and 4.75% per annum over the six-month Swiss franc LIBOR;

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

16. Share-Based Compensation and Other Benefits (Continued)

The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that CSG has issued. For CCA granted in February 2018, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.

As CCA qualify as going-concern loss-absorbing capital of CSG, the timing and form of distribution upon settlement is subject to approval by the Swiss Financial Market Supervisory Authority FINMA ("FINMA").
At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by CSG. In the case of a cash settlement, the CCA award will be converted into the local currency of each respective employee.

CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and forfeited if any of the following trigger events were to occur:
- CSG's reported common equity tier 1 (CET1) ratio falls below 7%; or
- FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that CSG requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.

Capital Opportunity Facility

The Capital Opportunity Facility ("COF") is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions, to be entered into with CSG, chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021.

Other Cash Awards

Fixed Deferred Cash Allowance Awards were granted in 2017 and 2018 which will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a period of three years from the grant date.

Retention Awards were granted in 2017 which will be expensed in the Global Markets division over a period of five years from the grant date.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company records the liability for its defined benefit pension plan, defined contribution savings and retirement plan and other plans within other liabilities in the consolidated statement of financial condition.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities and expenses and allocates a portion of the expenses to affiliates for employees outside the Company.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes. The Company made no special contributions to the Qualified Plan during the year ended December 31, 2018, and does not expect to contribute to the Qualified Plan during 2019.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2018, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $275,000 in 2018. The Company made payments of $62 million to the defined contribution plan for the year ended December 31, 2018, and expects to pay a total of $64 million during 2019.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans (Continued)

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. The Company made payments of approximately $3 million to the Supplemental Plan during the year ended December 31, 2018, and expects to pay a total of $2 million to the Plan during 2019.

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2018, the aggregate accumulated postretirement benefit obligation was $162 million. The Company made payments of $11 million to the Other Plans during the year ended December 31, 2018 and expects to pay a total of $11 million during 2019.

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2018 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit liability	$ (47)	$ (195)
Accumulated other comprehensive loss	259	29
Net amount recognized	$ 212	$ (166)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive loss within the consolidated statement of financial condition as of December 31, 2018:

	Qualified	Supplemental and Other
	(In millions)	
Loss	$ 259	$ 29
	$ 259	$ 29

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2018:

	Qualified	Supplemental and Other
Change in Benefit Obligation	**(In millions)**	
Projected benefit obligation as of beginning of period	$ 1,063	$ 216
Service cost	1	—
Interest cost	34	7
Actuarial (gain)/loss	(86)	(14)
Benefits paid	(59)	(14)
Projected benefit obligation as of end of period	$ 953	$ 195
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 1,018	$ —
Actual return on plan assets	(53)	—
Company contributions	—	14
Benefits paid	(59)	(14)
Fair value of assets as of the end of period	$ 906	$ —

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2018:

	Qualified Plan	Supplemental Plan and Other Plans
For the year ended December 31, 2018		
Discount rate	3.31%	3.24%
Rate of compensation increase	2.20%	2.20%
Expected rate of return(1)	4.50%	N/A

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2018 were:

	Qualified Plan	Supplemental Plan and Other Plans
Projected benefit obligation		
Discount rate	4.40%	4.32%
Rate of compensation increase	2.20%	—%
Projected health-care postretirement benefit obligation		
Discount rate	N/A	4.37%
Rate of compensation increase	N/A	—%

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. For discounting expected future cash flows when valuing PBO, the Company adopted the "spot rate approach" where individual spot rates on the yield curve are applied to each year's future cash flows in measuring the plan's benefit obligation, and future service cost and interest costs. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans (Continued)

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible, similar or related approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage dividend discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relation existing between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2018, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2018			
Initial health-care trend rate	8.70%	4.25%	N/A
Ultimate health-care trend rate	5.00%	4.25%	N/A
Ultimate trend expected to be achieved	2026	2026	2026
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2018			
Initial health-care trend rate	8.20%	4.25%	N/A
Ultimate health-care trend rate	5.00%	4.25%	N/A
Ultimate trend expected to be achieved	2026	2026	2026

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans (Continued)

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(In millions)	
Effect on benefit obligation at end of year	$ 3	$ (3)
Effect on total of service and interest costs for year	$ —	$ —

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 9% in equities; 82.5% in fixed income securities, 5% in alternative investments, 2.5% in real estate and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2018 by type of asset:

December 31, 2018	Qualified Plan
Asset Allocation:	
Equity securities	10.5%
Fixed income securities	77.7%
Alternative investments	5.4%
Real estate	3.2%
Cash	3.2%
Total	100%

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans (Continued)

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, real estate, private equity and alternative investments.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

Qualified Plan Assets Measured at Fair Value

December 31, 2018	Level 1	Level 2	Level 3	NAV	Total at fair value
Assets		(In millions)			
Alternative investments	$ —	$ —	$ —	$ 49	$ 49
Cash and cash equivalents	—	29	—	—	29
Equity	53	12	—	31	96
Fixed income securities	319	52	—	332	703
Real estate	—	—	—	29	29
Total Qualified Plan assets at fair value	$ 372	$ 93	$ —	$ 441	$ 906

Qualitative Disclosures of Valuation Techniques

Equities include shares of separately managed funds. The equity securities are based on quoted prices or other inputs that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Fixed income securities primarily include investments in separately managed funds and are generally based on quoted prices that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Alternative investments that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV as a practical expedient.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

17. Employee Benefit Plans (Continued)

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Real estate includes indirect real estate, i.e. investments in real estate trusts. These investments, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2019	60	13
2020	56	17
2021	67	18
2022	58	14
2023	62	14
Years 2024-2029	308	68

18. Income Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a modified separate company basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2018, there was no unrecognized tax benefit recorded. No additional reserve is required at this time.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within the next twelve months. The Company is currently subject to examination by the Internal Revenue Service for the tax years 2010 and forward, New York State for the tax years 2006 and forward, and New York City for the tax years 2009 and

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

18. Income Taxes (Continued)

forward. The Company does not anticipate any material changes to its statement of financial condition due to audit settlements.

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 29
Other liabilities and accrued expenses	416
Compensation and benefits	356
Pension	59
Total deferred tax assets	860
Deferred tax liabilities:	
Other liabilities and accrued expenses	4
Total deferred tax liabilities	4
Net deferred tax asset	$ 856

The federal and state and local net deferred tax asset as of December 31, 2018 was $856 million. As of December 31, 2018, the net state and local deferred tax asset of $148 million is included in other assets and deferred amounts in the consolidated statement of financial condition. The net federal deferred tax asset of $708 million is effectively settled as part of the intercompany settlements.

No valuation allowance has been recorded for the net federal deferred tax asset of $708 million as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $148 million, as management believes that the net state and local deferred tax assets as of December 31, 2018 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the net state and local deferred tax asset considered realizable could be reduced.

Effective January 1, 2018, U.S. tax reform introduced the base erosion and anti-abuse tax ("BEAT"). The BEAT is broadly levied on U.S. tax deductions created by base erosion payments by a US taxpayer, e.g., for interest and services, to its non-US affiliated companies. The BEAT is payable to the extent that the tax calculation based on modified taxable income exceeds the tax based on ordinary federal taxable income with adjustments. Based on the current analysis of the BEAT regime, after the issuance of the proposed regulations issued by the US Department of Treasury on December 13, 2018, CS Holdings considers it more likely than not that it will be subject to the BEAT in 2018. CS Holdings allocated the BEAT liability to its subsidiaries based on the subsidiary's relative contribution of base erosion payments to the BEAT. As such,

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

18. Income Taxes (Continued)

the Company was allocated $36 million in BEAT liability for 2018. The finalization of the US BEAT regulations is expected to occur in 2019 which may result in changes to the 2018 BEAT position. In addition, US tax reform introduced interest expense limitation provisions which could result in the deferral of interest expense deductions. CS Holdings did not have any interest expense deferrals for 2018. As such, there was no allocation of interest expense deferral to the Company.

19. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Company accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Company also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Company accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Company reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management's judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Company's legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Company's defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.

Most matters pending against the Company seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Company's reasonably possible losses. For certain of the proceedings discussed below the Company has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.

The Company's aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Company does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Company's

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Company believes an estimate is possible is zero to $1.3 billion.

After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Company of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Enron-related litigation. The Company and certain of its affiliates, together with Deutsche Bank Securities Inc., Deutsche Bank AG, and Merrill Lynch & Co., Inc., were named as defendants in an Enron-related action, Silvercreek Management Inc. v. Citigroup, Inc., et al., in the US District Court for the Southern District of New York ("SDNY"). In this action, plaintiffs asserted they relied on Enron's financial statements, and sought to hold the defendants responsible for any inaccuracies in Enron's financial statements. The plaintiffs sought to assert federal and state law claims relating to its alleged $280 million in losses relating to its Enron investments. On November 10, 2017, the defendants filed motions for summary judgment. On September 28, 2018, the SDNY granted in part and denied in part the defendants' motions for summary judgment, dismissing certain claims. On December 28, 2018, the Company and its affiliates, together with Deutsche Bank Securities Inc., Deutsche Bank AG, and Merrill Lynch & Co., Inc. executed an agreement with the plaintiffs to settle this litigation. On January 10, 2019, the SDNY entered an order of final judgment dismissing with prejudice all claims against those defendants. This ends the last of the Company and its affiliates' Enron-related litigation.

Mortgage-Related Matters. Various financial institutions, including the Company and certain of its affiliates, have received requests for information from, and/or have been defending civil actions by, certain regulators and/or government entities, including the US Department of Justice ("DOJ") and other members of the Residential Mortgage-Backed Securities ("RMBS") Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. The Company and its affiliates are cooperating with such requests for information.

As previously disclosed, on January 18, 2017, the Company and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to Credit Suisse's packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide a specified amount of consumer relief measures, including affordable housing payments and loan forgiveness, within five years of the settlement, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. The monitor has published reports on October 27, 2017, February 20, 2018 and August 31, 2018 noting Credit Suisse's cooperation and progress toward satisfaction of the consumer relief requirements.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

Following an investigation, on November 20, 2012, the New York Attorney General ("NYAG"), on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County ("SCNY") against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The complaint, which referenced 64 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleged that the Company and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and sought an unspecified amount of damages. On June 12, 2018, the New York State Court of Appeals ordered the partial dismissal of the NYAG's complaint, holding that the NYAG's claim pursuant to New York's Martin Act was time-barred and remanding the action to the SCNY for further proceedings on the NYAG's claim pursuant to New York's Executive Law. On December 31, 2018, pursuant to a settlement that resolved all claims by the NYAG against the Company and its affiliates, the NYAG filed with the SCNY a stipulation dismissing its action with prejudice. The settlement required the Credit Suisse defendants to pay $10 million to the State of New York. This ends the action with the NYAG against the Company and its affiliates. On December 18, 2013, the New Jersey Attorney General ("NJAG"), on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County ("SCNJ"), against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The original complaint, which referenced 13 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against the Company and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against the Company and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. The NJAG action is at an intermediate procedural stage.

The Company and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include or have included class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor actions have generally alleged that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, unless otherwise stated, amounts attributable to an "operative pleading" for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

entities have threatened to assert claims against the Company and/or its affiliates in connection with various RMBS issuances.

Individual investor actions. The Company and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, along with other defendants, have been named as defendants in: (i) one action brought by the Federal Deposit Insurance Corporation ("FDIC"), as receiver for Citizens National Bank and Strategic Capital Bank, in the SDNY, in which claims against the Company and its affiliates relate to approximately $28 million of the RMBS at issue (approximately 20% of the $141 million at issue against all defendants in the operative pleading); (ii) two actions brought by the FDIC, as receiver for Colonial Bank: one action in the SDNY, in which claims against the Company relate to approximately $92 million of the RMBS at issue (approximately 23% of the $394 million at issue against all defendants in the operative pleading); and one action in the Circuit Court of Montgomery County, Alabama, in which claims against the Company and its affiliates relate to approximately $139 million of the RMBS at issue (approximately 45% of the $311 million at issue against all defendants in the operative pleading), reduced from approximately $153 million following the February 14, 2017 dismissal with prejudice of claims pertaining to one RMBS offering on which the Company and its affiliates were sued, and which has a trial scheduled to begin in April 2019; (iii) one action brought by the Federal Home Loan Bank of Seattle (FHLB Seattle) in Washington state court, in which claims against the Company and its affiliates on appeal relate to approximately $145 million of the RMBS at issue; these claims were dismissed with prejudice in the trial court's May 4, 2016 summary judgment order, and were reduced from approximately $249 million of RMBS at issue following an August 9, 2016 stipulation and order dismissing with prejudice FHLB Seattle's claims related to $104 million of RMBS which FHLB Seattle did not appeal; on May 3, 2018, the Washington State Supreme Court granted FHLB Seattle's petition for review of the Washington State Court of Appeals' decision affirming the trial court's dismissal of FHLB Seattle's claims;   (iv) one action brought by the Federal Home Loan Bank of Boston in Massachusetts state court, in which claims against the Company and its affiliates relate to approximately $333 million of the RMBS at issue, reduced from $373 million (approximately 6% of the $5.7 billion at issue against all defendants in the operative pleading) following the October 27, 2015 stipulation of voluntary dismissal with prejudice of claims pertaining to a certain RMBS offering on which the Company and its affiliates were sued; [and (v) one action brought by Watertown Savings Bank in the SCNY, in which claims against the Company and its affiliates relate to an unstated amount of the RMBS at issue.] These actions are at various procedural stages.

The Company and certain of its affiliates are the only defendants named in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against the Company and its affiliates relate to approximately $97 million of RMBS at issue; this action is at an intermediate procedural stage. the Company and an affiliate were defendants in an action brought by Royal Park Investments SA/NV (Royal Park) in the SCNY, in which claims against the Company and its affiliate related to approximately $360 million of RMBS at issue; on October 9, 2018, the Appellate Division First Department of the SCNY, (First Department) affirmed the trial court's dismissal with prejudice of all claims against the Company and its affiliate and, on January 15, 2019, the New York State Court of Appeals denied Royal Park's request to further appeal.

As disclosed in Credit Suisse's quarterly Financial Reports for 2018, individual investor actions discontinued during the course of 2018 included the following: (i) on July 19, 2018, following a settlement,

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

the Tennessee state court presiding in the action brought by the Tennessee Consolidated Retirement System dismissed with prejudice all claims against the Company relating to approximately $24 million of RMBS at issue; and (ii) on July 27, 2018, following a settlement, the SCNY presiding in the action brought by Phoenix Light SF Ltd. and affiliated entities dismissed with prejudice all claims against the Company and its affiliates related to approximately $281 million of RMBS at issue.

Monoline insurer disputes. The Company and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY, commenced by MBIA Insurance Corp. ("MBIA") as guarantor for payments of principal and interest related to approximately $770 million of RMBS issued in offerings sponsored by Credit Suisse. One theory of liability advanced by MBIA is that an affiliate of the Company must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA brought claims for fraudulent inducement, material misrepresentations, breaches of warranties, repurchase obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately $549 million. On March 31, 2017, the SCNY granted in part and denied in part both parties' respective summary judgment motions, which resulted, among other things, in the dismissal of MBIA's fraudulent inducement claim with prejudice. On September 13, 2018, the First Department issued a decision that, among other things, affirmed the dismissal of MBIA's fraudulent inducement claim with prejudice. The First Department also ruled in favor of the Credit Suisse entities on their cross-appeal, reversing the trial court's interpretation of certain representations and warranties and ruling that they should be decided at trial. Following its decision, the First Department remanded the action to the trial court for further proceedings. Trial in this action is scheduled to begin in July 2019.

Repurchase litigations. DLJ Mortgage Capital, Inc. ("DLJ") is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7 in which plaintiff alleges damages of not less than $341 million, which was dismissed without prejudice by order of the SCNY on March 24, 2015, which order was appealed by DLJ but upheld by the New York State Court of Appeals on February 19, 2019, and thus this action which had been re-filed on September 17, 2015 (and stayed pending resolution of DLJ's appeal) will proceed in the SCNY; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than $436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than $420 million; (iv) one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than $206 million, which was dismissed without prejudice by order of the SCNY on December 21, 2015 with leave to restore within one year and which plaintiff moved to restore on December 20, 2016, which the court granted on March 15, 2017 by restoring the case to active status; (v) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than $495 million; and (vi) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. DLJ and its affiliate, Select Portfolio Servicing, Inc. ("SPS"), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than $730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than $500 million, and alleges that SPS likely discovered

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

DLJ's alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. These actions are brought in the SCNY and are at various procedural stages.

As disclosed in Credit Suisse's fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals were upheld by the New York State of Court of Appeals on February 19, 2019.

Bank loan litigation. On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by current or former homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided to borrowers affiliated with all four developments, and who have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention of having the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded $24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs' motion for class certification so the case cannot proceed as a class action. On February 5, 2015, the court granted plaintiffs' motion for leave to file an amended complaint, adding additional individual plaintiffs. On April 13, 2015, the court granted plaintiffs' motion for leave to add a claim for punitive damages. On November 20, 2015, the plaintiffs moved for partial summary judgment, which the defendants opposed on December 14, 2015. On December 18, 2015, the defendants filed motions for summary judgment. On July 27, 2016, the US District Court for the District of Idaho granted the defendants' motions for summary judgment, dismissing the case with prejudice. On April 26, 2018, the United States Court of Appeals for the Ninth Circuit affirmed the granting of summary judgment for the Bank and other affiliates.

The Bank and other affiliates are also the subject of certain other related litigation regarding certain of these loans as well as other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against Bank affiliates by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland's claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Bank's affiliates had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland's remaining claims in May and June 2015, and entered judgment in the amount of $287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018 the appeals court affirmed the lower court's decision. On March 7, 2018, the Bank affiliates filed a motion for rehearing with the appeals court. On April 2, 2018, the Bank affiliates' motion for rehearing with the appeals court was denied. On July 18, 2018, the Bank affiliates filed a request for review by the Texas Supreme Court. On December 14, 2018, the court issued an order requiring briefs on the merits in the Bank affiliates' request for review. In the case in New York state court, the court granted in part and denied in part the Bank's summary judgment motion. Both parties appealed that decision, but the appellate

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

court affirmed the decision in full. Bank affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest, however the original decision was affirmed in its entirety. The parties subsequently agreed to settle the amount owed by the Highland-managed funds under the judgment.

Rates-related matters. Regulatory authorities in a number of jurisdictions have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including the Group and the Company. The Group, which is a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), and CSS LLC are cooperating fully with these investigations. In particular, it has been reported that regulators are investigating whether financial institutions engaged in an effort to manipulate LIBOR, either individually or in concert with other institutions, in order to improve market perception of these institutions' financial health and/or to increase the value of their proprietary trading positions. In response to regulatory inquiries, Credit Suisse commissioned a review of these issues. To date, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with these issues.

Regulatory authorities in a number of jurisdictions, including the South African Competition Commission, have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets.

The reference rates investigations have also included information requests from regulators concerning supranational, sub-sovereign and agency (SSA) bonds and commodities (including precious metals) markets. The Group and the Company are cooperating fully with these investigations.

The investigations are ongoing and it is too soon to predict the final outcome of the investigations.

Beginning in 2011, members of the US Dollar LIBOR panel, including Credit Suisse, were named in various civil lawsuits filed in the US, alleging that panel banks manipulated US Dollar LIBOR to benefit their reputation and increase profits. All but one of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. The majority of the actions have been stayed since their outset, while a handful of individual actions and putative class actions have been proceeding.

In a series of rulings between 2013 and 2018 on motions to dismiss, the SDNY (i) narrowed the claims against Credit Suisse and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act ("RICO"), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction grounds). The plaintiffs have appealed several of the SDNY's rulings to the United States Court of Appeals for the Second Circuit (Second Circuit). On February 23, 2018, the Second Circuit issued a decision in an appeal of one individual (non-class) action that largely affirmed the SDNY's rulings, including upholding the dismissal of certain state

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

law and securities law claims as to Credit Suisse, but vacated certain rulings and remanded the case for further proceedings. Another consolidated Second Circuit appeal is still pending.

Separately, on May 4, 2017, the plaintiffs in the three non-stayed putative class actions moved for class certification. On February 28, 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives. In the same decision, the court dismissed Credit Suisse from the over-the-counter action. All parties moved for immediate appellate review of the class-certification decisions, and the Second Circuit denied their petitions for review.

On June 15, 2018, plaintiffs in several non-class actions filed amended complaints or filed for leave to amend their currently operative complaints. On July 13, 2018, defendants moved to dismiss the amended complaints and opposed leave to amend.

In the one matter that is not consolidated in the multi-district litigation, the SDNY granted the defendants' motion to dismiss on March 31, 2015. On June 1, 2015, plaintiff filed a motion for leave to file a second amended complaint in the SDNY; defendants' opposition brief was filed on July 15, 2015. On March 20, 2018, the SDNY denied the plaintiff's request for leave to file an amended pleading and dismissed the case on the merits. Plaintiff appealed to the Second Circuit.

In January 2019, members of the USD ICE LIBOR panel, including Credit Suisse Group AG and affiliates, were named in two civil putative class action lawsuits alleging that panel banks suppressed USD ICE LIBOR to benefit defendants' trading positions. These actions have been consolidated in the SDNY.

In February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants' trading positions. On September 25, 2017, the SDNY granted defendants' motion to dismiss all claims, but permitted the plaintiffs to file an amended complaint. Defendants filed motions to dismiss the amended complaint on February 7, 2018.

In July 2016, various banks that served on the Singapore Interbank Offered Rate ("SIBOR") and Singapore Swap Offer Rate ("SOR") panels, including Credit Suisse Group AG and affiliates, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of SIBOR and SOR to benefit defendants' trading positions. On August 18, 2017, the SDNY dismissed all claims against Credit Suisse Group AG and affiliates (and various other defendants) but granted the plaintiffs leave to amend their complaint. On October 4, 2018, the SDNY granted in part and denied in part defendants' motion to dismiss plaintiffs' second amended complaint, upholding antitrust claims against Credit Suisse AG and other panel bank defendants, but narrowing the claims to those related to Singapore Dollar SIBOR. The court also dismissed the plaintiffs' RICO claims without leave to amend. On October 25, 2018, plaintiffs filed a third amended complaint. The remaining defendants moved to dismiss on November 15, 2018.

Credit Suisse Group AG and affiliates as well as other financial institutions are named in five pending civil lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

The first pending matter is a putative consolidated class action. On January 28, 2015, the court denied defendants' motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the claims of foreign-based investors for transactions outside of the US. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. On September 20, 2016, the SDNY granted in part and denied in part a motion to dismiss filed by the Group and affiliates, along with other financial institutions, which reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive. On May 31, 2018, plaintiffs served a motion for class certification, which the Group and affiliates opposed on October 25, 2018.

The second pending matter names Credit Suisse AG and affiliates, as well as other financial institutions in a putative class action filed in the SDNY on June 3, 2015. This action is based on the same alleged conduct as the consolidated class action and alleges violations of the US Employee Retirement Income Security Act of 1974 ("ERISA"). On August 23, 2016, the SDNY granted a motion to dismiss filed by affiliates of Credit Suisse AG, along with other financial institutions. Plaintiffs appealed that decision, and on July 10, 2018, the Second Circuit issued an order affirming in full the SDNY's decision to dismiss the putative ERISA class action against Credit Suisse AG and affiliates as well as other defendant financial institutions and denying plaintiffs' request for leave to amend their complaint.

The third pending matter names Credit Suisse Group AG and affiliates, as well as other financial institutions, in a consolidated putative class action filed in the SDNY, alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. On March 15, 2018, the court issued a decision granting defendants' joint motion to dismiss and dismissing the consolidated complaint in its entirety. On October 25, 2018, the SDNY granted in substantial part plaintiffs' motion for leave to file a proposed second consolidated class action complaint, which plaintiffs filed on November 28, 2018. On December 20, 2018, the Group, together with other financial institutions, filed a motion to dismiss on the basis of personal jurisdiction.

The fourth pending matter names Credit Suisse Group AG and affiliates in a putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading. On April 12, 2018, the SDNY granted defendants' motion to compel arbitration.

The fifth pending matter names Credit Suisse Group AG and affiliates, as well as other financial institutions, in a civil action filed in the SDNY on November 13, 2018. This action is based on the same alleged conduct as the consolidated class action.

The Group and several affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, which make allegations similar to the consolidated class action. Further, the Group and several affiliates, together with other financial institutions, have also been named in a putative class action in Israel, which makes allegations similar to the consolidated class action.

Credit Suisse AG, New York Branch, and other financial institutions were also named in a consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

dollars in the SDNY. On April 11, 2016, Credit Suisse AG, New York Branch entered into a settlement agreement with plaintiffs. On June 1, 2018, the SDNY approved plaintiffs' settlement agreement with Credit Suisse AG, New York Branch, and several other financial institutions. The settlement provides for dismissal of the case with prejudice and a settlement payment of $50 million by Credit Suisse.

The Company, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. On August 23, 2017, the SDNY appointed lead counsel, and on August 25, 2017, three purported class representatives re-filed their complaints as a collective individual action. On November 15, 2017, plaintiffs filed a consolidated amended class action complaint naming the Company, Credit Suisse Group AG, and Credit Suisse International ("CSI"), along with a narrower group of other defendants. The consolidated complaint contains previously-asserted allegations as well as new allegations concerning a group boycott to prevent the emergence of anonymous, all-to-all trading in the secondary market for treasury securities. On February 23, 2018, defendants served motions to dismiss on plaintiffs and the SDNY entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies. On March 26, 2018, the SDNY entered a stipulation voluntarily dismissing CSI for lack of personal jurisdiction.

Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On April 7, 2017, plaintiffs filed a consolidated class action complaint. Plaintiffs filed a consolidated amended class action complaint on November 3, 2017, which defendants moved to dismiss on December 12, 2017. On August 24, 2018, the SDNY granted defendants' motion to dismiss for failure to state a claim, but granted plaintiffs leave to amend. On November 6, 2018, plaintiffs filed a second consolidated amended class action complaint, which defendants moved to dismiss on December 21, 2018.

Separately, on February 7, 2019, Credit Suisse AG and affiliates, together with other financial institutions and individuals, were named in a putative class action filed in the SDNY, which makes allegations similar to the consolidated class action, but seeks to represent a putative class of indirect purchasers of USD SSA bonds where the purchase was made in or connected to New York.

The Group and several affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, which make allegations similar to the consolidated class action.

On August 16, 2016, Credit Suisse Group AG and Credit Suisse AG, along with other financial institutions, were named in a putative class action brought in the SDNY, alleging manipulation of the Australian Bank Bill Swap reference rate. Plaintiffs filed an amended complaint on December 16, 2016, which defendants moved to dismiss on February 24, 2017. On November 26, 2018, the SDNY granted in part and denied in part defendants' motions to dismiss, including dismissing the complaint in its entirety

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

against Credit Suisse Group and Credit Suisse AG. On January 15, 2019, plaintiffs sought leave to file a second amended complaint.

Credit Suisse AG and affiliates have been named in multiple putative class actions in US federal court alleging a conspiracy among Credit Suisse and other dealer banks to manipulate the Mexican government bond market. These actions have been consolidated in the SDNY and on July 18, 2018, plaintiffs filed their consolidated amended complaint. On September 17, 2018, defendants filed motions to dismiss the consolidated amended complaint.

OTC trading cases. Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in one consolidated putative civil class action complaint and one consolidated complaint filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates, and Javelin Capital Markets LLC, a swap execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants' alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY. Both class and individual plaintiffs filed second amended consolidated complaints on December 9, 2016, which defendants moved to dismiss on January 20, 2017. On July 28, 2017, the SDNY granted in part and denied in part defendants' motions to dismiss. On February 21, 2018, class plaintiffs moved for leave to amend and file a proposed third amended consolidated class action complaint. On May 10, 2018, the SDNY issued an order granting in part and denying in part class plaintiffs' motion for leave to amend and file a third amended consolidated class action complaint. The SDNY granted plaintiffs' motion to add a new plaintiff and factual allegations relating to the claims that survived the motion to dismiss, but denied plaintiffs' attempt to revive the dismissed claims. On May 30, 2018, plaintiffs filed the third amended complaint.

On June 14, 2018, a new direct action complaint was filed by swap execution facility trueEX LLC. On June 20, 2018, the trueEX LLC complaint was added to the existing multi-district litigation. On August 9, 2018, trueEX LLC filed an amended complaint against Credit Suisse Group AG and affiliates, along with other financial institutions, which defendants moved to dismiss on August 28, 2018. On November 20, 2018, the SDNY issued an order granting in part and denying in part defendants' motion to dismiss the trueEX LLC amended complaint. The SDNY granted defendants' motion to dismiss trueEX LLC's state law claims, but denied the motion as to trueEX LLC's antitrust claims. On October 25, 2018, class plaintiffs moved for leave to file a fourth amended consolidated complaint. Defendants' opposition brief was filed on December 3, 2018. On February 20, 2019, class plaintiffs filed motions for class certification.

On June 8, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (collectively "Tera"), alleging violations of antitrust law in connection with the allegation that credit default swap ("CDS") dealers conspired to block Tera's electronic CDS trading platform from successfully entering the market. On September 11, 2017, defendants filed motions to dismiss.

Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, have been defending against a number civil lawsuits in the SDNY, certain of which are brought by class action

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2018

19. Legal Proceedings (Continued)

plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to the enter market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. The SDNY denied defendants' motions to dismiss in the putative class action. In each of the lawsuits, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although certain Credit Suisse Group AG affiliates remain part of the ongoing action.

ATA litigation. A lawsuit was filed on November 10, 2014 in the US District Court for the Eastern District of New York ("EDNY") against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act ("ATA"). The action alleges a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties' financial activities and transactions from detection by US authorities. The complaint, brought by approximately 200 plaintiffs, alleges that this conspiracy has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On July 12, 2016, plaintiffs filed a second amended complaint in the EDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On September 14, 2016, Credit Suisse AG and the other defendants filed motions to dismiss the plaintiffs' second amended complaint in the EDNY. Another lawsuit was filed on November 9, 2017, in the SDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On March 2, 2018, Credit Suisse AG and other defendants filed motions to dismiss the plaintiffs' complaint. This action and the separate lawsuit that was filed on November 10, 2014 in the EDNY, remain pending.

In December 2018, five additional lawsuits were filed against Credit Suisse entities and other banks alleging claims under the ATA and the Justice Against Sponsors of Terrorism Act. These actions similarly allege a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved Iranian parties, and that this conspiracy made it possible for Iran to transfer funds to terrorist organizations actively engaged in harming US military personnel and civilians. These five lawsuits have been filed in the EDNY or SDNY against a number of banks, including Credit Suisse AG and, in two instances, Credit Suisse AG, New York Branch.

Mossack Fonseca matter. Credit Suisse, along with many financial institutions, has received inquiries from governmental and regulatory authorities concerning banking relationships between financial institutions, their clients and the Panama-based law firm of Mossack Fonseca. Credit Suisse has also received governmental and regulatory inquiries concerning cross-border services provided by Credit Suisse's Switzerland-based Israel Desk. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities.

Write-downs litigation. On December 22, 2017, Credit Suisse Group AG and certain current and former executives were named in a class action complaint filed in the SDNY on behalf of a putative class of purchasers of Credit Suisse Group AG American Depositary Receipts ("ADRs"), asserting claims for

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Concluded)
December 31, 2018
(In millions)

19. Legal Proceedings (Continued)

violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that defendants sanctioned increases to trading limits that ultimately led to write-downs in the fourth quarter of 2015 and the first quarter of 2016 and a decline in the market value of the ADRs. On April 18, 2018, plaintiffs filed an amended complaint, which asserts substantially the same claims as the original complaint. On February 20, 2019, the SDNY granted in part and denied in part, defendants' motion to dismiss the amended complaint. The decision narrows the scope of the action to claims related to statements concerning Credit Suisse's risk limits and controls. Discovery is ongoing.

ETN-related litigation. Since March 14, 2018, Credit Suisse Group AG and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, have been named in three class-action complaints filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs). These complaints assert claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and allege that the defendants are responsible for losses to investors following a decline in the value of XIV ETNs on February 5, 2018. On August 20, 2018, plaintiffs filed a consolidated amended complaint, which defendants moved to dismiss on November 2, 2018.

On April 17, 2018, Credit Suisse AG was named in an individual civil action in US federal court in Alabama that makes allegations similar to the consolidated New York action. On September 26, 2018, defendants filed a motion to dismiss the Alabama complaint. On December 4, 2018, plaintiffs filed an amended complaint, which defendants moved to dismiss on January 11, 2019.

On February 4, 2019, Credit Suisse Group AG and certain affiliates and executives along with Janus Index and Calculation Services LLC and affiliates were named in an additional individual action brought in New York federal court, which asserts claims substantially similar to those brought in the consolidated action.

On February 4, 2019, Credit Suisse Group AG was named in a class action complaint brought on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Medium-Term Exchange Traded Notes linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030 (ZIV ETNs). The complaint asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of ZIV ETNs in February 2018.

21. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2018 through the date of issuance of the consolidated statement of financial condition on March 7, 2019.